SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

            Under the Securities Exchange Act of 1934


                          SCHEDULE 13D
                        Amendment No. 45
CORONET INSURANCE COMPANY
NORMANDY INSURANCE AGENCY, INC.
SUNSTATES CORPORATION
             WISCONSIN REAL ESTATE INVESTMENT TRUST
                   HICKORY FURNITURE COMPANY,
                   TELCO CAPITAL CORPORATION,
                      RDIS CORPORATION AND
                         CLYDE WM. ENGLE
               (Name of person(s) filing Statement)




WELLCO CORPORATION
                        (Name of Issuer)



       Common Stock, $1.00 par value per share
(Title of class of securities)



                            949476 1 05
                          (CUSIP Number)




                         Lee N. Mortenson
                    Suite 1600, 55 E. Monroe Street
             Chicago, Illinois 60603   (312) 849-2990
          (Name, address and telephone number of person
        authorized to receive notices and communications)



                          December 29, 1995
     (Date of event which requires filing of this Statement)

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		CORONET INSURANCE COMPANY

2.   Check the Appropriate Box if a Member of a Group	    (a) [ ]

                                                    	    (b) [ ]
3.   SEC Use Only

4.   Source of Funds

		Working Capital

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)					   [ ]

6.   Citizenship or Place of Organization

		ILLINOIS

7.   Sole Voting Power

		25,000 Common Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		25,000 Common Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		25,000 Common Shares

12.  Check Box if the Aggregate Amount in Row (ll) excludes
     Certain Shares									   [ ]

13.  Percent of Class Represented By Amount in Row (11)

		6.68%

14.  Type of Reporting Person

		IC

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		NORMANDY INSURANCE AGENCY, INC.

2.   Check the Appropriate Box if a Member of a Group	    (a) [ ]

                                                  	    (b) [ ]
3.   SEC Use Only

4.   Source of Funds

		N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                               [ ]

6.   Citizenship or Place of Organization

		ILLINOIS

7.   Sole Voting Power

		25,000 Common Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		25,000 Common Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		25,000 Common Shares

12.  Check Box if the Aggregate Amount in Row (ll) excludes
     Certain Shares									   [ ]


13.  Percent of Class Represented By Amount in Row (11)

		6.68%

14.  Type of Reporting Person

		CO

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		SUNSTATES CORPORATION

2.   Check the Appropriate Box if a Member of a Group	    (a) [ ]

                                                  	    (b) [ ]
3.   SEC Use Only

4.   Source of Funds

		N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                               [ ]

6.   Citizenship or Place of Organization

		DELAWARE

7.   Sole Voting Power

		25,000 Common Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		25,000 Common Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		25,000 Common Shares

12.  Check Box if the Aggregate Amount in Row (ll) excludes
     Certain Shares									   [ ]


13.  Percent of Class Represented By Amount in Row (11)

		6.68%

14.  Type of Reporting Person

		CO

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		WISCONSIN REAL ESTATE INVESTMENT TRUST

2.   Check the Appropriate Box if a Member of a Group	    (a) [ ]

                                                  	    (b) [ ]
3.   SEC Use Only

4.   Source of Funds

		N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                            [ ]

6.   Citizenship or Place of Organization

		WISCONSIN

7.   Sole Voting Power

		25,000 Common Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		25,000 Common Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		25,000 Common Shares

12.  Check Box if the Aggregate Amount in Row (ll) excludes
     Certain Shares									   [ ]


13.  Percent of Class Represented By Amount in Row (11)

		6.68

14.  Type of Reporting Person

		CO--COMMON LAW TRUST

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		HICKORY FURNITURE COMPANY

2.   Check the Appropriate Box if a Member of a Group	    (a) [ ]
											       _
                                                   	    (b) [ ]
3.   SEC Use Only

4.   Source of Funds

		N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                            [ ]

6.   Citizenship or Place of Organization

		DELAWARE

7.   Sole Voting Power

	     25,000 Common Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		25,000 Common Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		25,000 Common Shares

12.  Check Box if the Aggregate Amount in Row (ll) excludes
     Certain Shares              	                            [ ]


13.  Percent of Class Represented By Amount in Row (11)

		6.68%

14.  Type of Reporting Person

		CO

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		TELCO CAPITAL CORPORATION

2.   Check the Appropriate Box if a Member of a Group	    (a) [ ]

                                                    	    (b) [ ]
3.   SEC Use Only

4.   Source of Funds

		N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)   					   [ ]

6.   Citizenship or Place of Organization

		DELAWARE

7.   Sole Voting Power

		25,000 Common Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		25,000 Common Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		25,000 Common Shares

12.  Check Box if the Aggregate Amount in Row (ll) excludes
     Certain Shares              	                            [ ]


13.  Percent of Class Represented By Amount in Row (11)

		6.68

14.  Type of Reporting Person

		CO

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		RDIS CORPORATION

2.   Check the Appropriate Box if a Member of a Group	    (a) [ ]

                                                    	    (b) [ ]
3.   SEC Use Only

4.   Source of Funds

		N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                            [ ]

6.   Citizenship or Place of Organization

		DELAWARE

7.   Sole Voting Power

		25,000 Common Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		25,000 Common Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		25,000 Common Shares

12.  Check Box if the Aggregate Amount in Row (ll) excludes
     Certain Share									   [ ]


13.  Percent of Class Represented By Amount in Row (11)

		6.68%

14.  Type of Reporting Person

		CO

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

		CLYDE WM. ENGLE

2.   Check the Appropriate Box if a Member of a Group	    (a) [ ]

                                                  	    (b) [ ]
3.   SEC Use Only

4.   Source of Funds

		N/A

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)  					   [ ]


6.   Citizenship or Place of Organization

		USA

7.   Sole Voting Power

		25,000 Common Shares

8.   Shared Voting Power

		N/A

9.   Sole Dispositive Power

		25,000 Common Shares

10.  Shared Dispositive Power

		N/A

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

		25,000 Common Shares

12.  Check Box if the Aggregate Amount in Row (ll) excludes
     Certain Shares									   [ ]


13.  Percent of Class Represented By Amount in Row (11)

		6.68%

14.  Type of Reporting Person

		IN

ITEM 1.   Security and Issuer.

		The title of the class of equity securities to which this statement relates is the shares of common stock, $1.00 par value per share. The name and address of the issuer of such securities is Wellco Enterprises, Inc. ("Wellco") Waynesville, NC 28738.

ITEM 2.   Identity and Background


           I.	(a)	 Coronet Insurance Company ("Coronet"), an
                     Illinois corporation.

			(b)	 The principal executive offices of Coronet are
                     located at 3500 West Peterson Avenue, Chicago,
                     Illinois 60659.

			(c)	 Coronet is engaged primarily in underwriting
                     automobile insurance. Coronet is a wholly-owned subsidiary of Normandy Insurance Agency, Inc.

	        (d) (e) Except as noted in Item IX Coronet has not
				 during the past five years, been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or
 prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

		The identity and background of the executive officers and directors of Coronet, all of whom are United States citizens, are as follows:

		Lee N. Mortenson, 3500 West Peterson Avenue, Chicago, Illinois 60659, is President and a director of Coronet.

		Mark Chamberlain Riess, 3500 West Peterson Avenue, Chicago, Illinois 60659, is Secretary-Treasurer of Coronet.

		Timothy L. Brown, 3500 West Peterson Avenue, Chicago, Illinois 60659 is Vice President of Coronet.

          Henry A. Eckenfels, Jr., 3500 West Peterson Avenue,
Chicago, Illinois 60659 is Vice President of Coronet.

          Lee N. Mortenson is President, Chief Executive Officer and a director of Coronet (see Section III).

          Howard Friedman is a director of Coronet (see Section
III).

		Clyde Wm. Engle is a director of Coronet (see Section

VIII).

		Everett A. Sisson is a director of Coronet (see Section
III).

		Timothy L. Brown is a director of Coronet (see Section
III).

          To the best of Coronet's knowledge, except as set forth in Section IX none of the above individuals has, during the past five years been convicted in a criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

           II.  (a)	 Normandy Insurance Agency, Inc. ("Normandy"),
                     an Illinois corporation.

			 (b)	 The principal executive offices of Normandy
                     are located at 3500 West Peterson Avenue,
                     Chicago, Illinois 60659.

			 (c)	 Normandy is engaged primarily in underwriting
                     and selling automobile insurance. Normandy is a wholly-owned subsidiary of Sunstates
                     Corporation.

	       (d) (e)	 Normandy has not during the past five years,
                     been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a
				 judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

		The identity and background of the executive officers and directors of Normandy, all of whom are United States citizens, are as follows:

		Lee N. Mortenson is President and a director of Normandy
(see Section III).

		Mark Chamberlain Riess is Secretary-Treasurer of Normandy
(see Section I).

		Clyde Wm. Engle is Vice President and a director of Normandy (see Section VIII).

          To the best of Normandy's knowledge, except as set forth in Section IX none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

         III.	(a)	Sunstates Corporation ("Sunstates"), a Delaware
                    corporation.

			(b)	The principal executive offices of Sunstates
                    are located at 4600 Marriott Drive, Suite 200,
                    Raleigh, NC 27612.

			(c)	Sunstates is engaged primarily in the
				development and sale of real estate and in the manufacture and sale of furniture and in insurance underwriting. Sunstates is a subsidiary of Wisconsin Real Estate Investment
                    Trust.

           (d) (e)	Sunstates has not during the past five years,
				been convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future
		          violations or prohibiting or mandating actions
                    subject to, federal or state securities laws or finding any violation with respect to such laws.

		The identity and background of the executive officers and directors of Sunstates, all of whom are United States citizens, are as follows:

          Clyde Wm. Engle is Chairman of the Board and Chief
Executive Officer and a director of Acton (see Section VIII).

          Harold Sampson, 222 East Erie Street, Milwaukee,
Wisconsin, is a director of Sunstates; and Chairman of the Board of Sampson Enterprises, Inc., a firm engaged in the development of real estate.

          William D. Schubert, 4600 Marriott Drive, Suite 200,
Raleigh, N.C. 27612, is a director of Sunstates.

          Lee N. Mortenson, 55 E. Monroe Street, Chicago, Illinois 60603 is President, Chief Operating Officer and a director of Sunstates and a director of Telco Capital Corporation.

          Robert J. Spiller, 4600 Marriott Drive, Suite 200,
Raleigh, N.C. 27612, is a director of Sunstates; formerly Chairman of the Board and a director of The Boston Five Cents Savings Bank, 10 School Street, Boston, Massachusetts 02108.

		Howard Friedman, 10 South Wacker Drive, Suite 4000, Chicago, Illinois 60606, is a director of Sunstates and an attorney-at-law and member of the firm of Altheimer and Gray, l0 S. Wacker Drive, Chicago, Illinois 60606.

          Glenn Kennedy, 4600 Marriott Drive, Suite 200, Raleigh,
N.C. 27612, is the Chief Financial Officer of Sunstates.

          Richard Leonard, 4600 Marriott Drive, Suite 200, Raleigh, N.C. 276l2 is Secretary of Sunstates.

		To the best of Sunstate's knowledge, except as set forth
in Section IX none of the above   individuals has, during the past
five years been convicted in criminal proceeding of any sort
(excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          IV.	(a)	Wisconsin Real Estate Investment Trust
("WREIT") is a common law business trust formed under the laws of the State of Wisconsin.

			(b)	The principal executive offices of WREIT are
                    located at 55 E. Monroe Street, Chicago,
                    Illinois 60603.

          	(c)	WREIT is a common law business trust.  WREIT
             is a subsidiary of Hickory Furniture Company.

           (d) (e)	WREIT has not during the past five years, been
 				convicted in a criminal proceeding of any sort
                    (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such
				laws.

		The identity, address and principal occupation or employment of the executive officers and Trustees of WREIT, all of whom are United States citizens, are as follows:

		Clyde Wm. Engle is Chairman of the Board of Trustees and Secretary of WREIT (see Section VIII).

		Philip J. Robinson is Treasurer and Chief Accounting Officer of WREIT (see Section VI).

		Harold Sampson, 222 East Erie Street, Milwaukee,
Wisconsin, is a trustee of WREIT (see Section III).

          To the best of WREIT's knowledge, except as set forth in
Section IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

            V. (a)	Hickory Furniture Company ("Hickory"), a
				Delaware corporation.

			(b)	The principal executive offices of Hickory are
                    located at Suite 1600, 55 E. Monroe Street,
				Chicago, lllinois 60603.

         		(c)	Hickory is engaged primarily, through its
                    subsidiaries, in the manufacture, development and sale of real estate, in insurance underwriting and in the manufacture and sale of furniture. Hickory is a subsidiary of Telco
                    Capital Corporation.

       	  (d) (e)	Hickory has not, except as set forth in Section
				IX, during the past five years, been convicted
in a criminal proceeding of any sort
(excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

		The identity and background of the executive officers and directors of Hickory, all of whom are United States citizens, are as follows:

		Clyde Wm. Engle is Chief Executive Officer and a director

of Hickory (see Section VIII).

		Lee N. Mortenson is a director of Hickory (see Section

III).

          To the best of Hickory's knowledge, except as set forth in Section IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

          VI. (a) Telco Capital Corporation ("Telco"), a Delaware corporation.

		     (b)	The principal executive offices of Telco are
           		located at 55 E. Monroe Street, Chicago,
                    Illinois 60603.

			(c)	Telco, through its subsidiaries, manufactures
            		and sells furniture, owns and develops real estate and underwrites and sells automobile insurance.  Telco is a wholly-owned subsidiary
				of RDIS Corporation.

 	      (d) (e)	Except as set forth in Section IX, Telco has
not,during the past five years been involved in a criminal proceeding of any sort or been subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		The identity and background of the executive officers and directors of Telco, all of whom are United States citizens, are as follows:

		Clyde Wm. Engle, 55 E. Monroe Street, Chicago, Illinois 60603, is Chairman of the Board and Chief Executive Officer of
Telco (see Section VIII).

		Lee N. Mortenson is President and a director of Telco
(see Section III).

		Amelia S. Fitzgerald, 55 E. Monroe Street, Chicago, Illinois 60603, is Vice-President, Assistant to the Chairman and
Secretary of Telco and Assistant to the Chairman and Vice President of Bank of Lincolnwood.

		Philip J. Robinson, Jr., 55 E. Monroe Street, Chicago, Illinois 60603 is Vice President and Chief Financial Officer of
Telco.

		Gerald M. Tierney, Jr., 55 E. Monroe Street, Chicago, Illinois 60603 is a Senior Vice President and General Counsel of
Telco.

          To the best of Telco's knowledge, except as set forth in
Section IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

         VII.	(a)	RDIS Corporation, a Delaware corporation
			     ("RDIS") (formerly known as Libco Corporation).

			(b)	The principal executive offices of RDIS are
                    located at 55 E. Monroe Street, Chicago,
                    Illinois 60603.

          	(c)	RDIS's principal business is conducted through
                    its wholly-owned subsidiary, Telco.

 	      (d) (e)	RDIS has not during the past five years, been
				convicted in a criminal proceeding of any sort (excluding misdemeanors similar to traffic violations) or been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws

		The identity and background of the executive officers and directors of RDIS, all of whom are United States citizens, are as follows:

		Clyde Wm. Engle is Chairman of the Board of Directors, and Treasurer of RDIS (see Section VIII).

		Gerald M. Tierney, Jr. is Secretary of RDIS (see Section
VI).

          To the best of RDIS's knowledge, except as set forth in
Section IX, none of the above individuals has, during the past five years been convicted in criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

		VIII. Clyde Wm. Engle, 55 E. Monroe Street, Chicago, Illinois 60603, is Chairman of the Board of Directors and Chief Executive Officer of RDIS, Chairman of the Board of Directors, President and Chief Executive Officer of Telco, Chairman of the Board, President and Chief Executive Officer of GSC Enterprises,
Inc. and Chairman of the Board of its subsidiary, Bank of Lincolnwood and Chairman of the Board and Chief Executive Officer of Sunstates Corporation.

          Except as set forth in Section IX, Mr. Engle has not during the past five years been convicted in a criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

	IX.	Coronet, Hickory, Telco and Mr. Engle are the subject of
a Cease and Desist order dated October 7, 1993, issued by the Securities and Exchange Commission (the Commission) requiring Telco and certain of its affiliates to permanently cease and desist from committing any further violations of Section l6(a) of the Securities Exchange
Act of l934 as amended and the rules promulgated thereunder, which requires monthly and other periodic reports of transactions in certain securities. The
Commission found some of the reports of such transactions to have been filed delinquently although many of these transactions were between affiliated entities or had been publicly reported in other reports filed with the Commission or had been otherwise publicly announced.

ITEM 3	Source and Amount of Funds or Other Consideration.

			Not Applicable

ITEM 4.  Purpose of Transaction.

	    The purpose of purchases of securities of Wellco
Enterprises, Inc. by Coronet is for investment.

	    The reporting persons intend to review continuously their position in Wellco and may, depending upon their evaluation of Wellco's business and prospects as well as upon future developments and upon price, availability of shares and other factors, determine to increase, decrease or eliminate their position in Wellco.

	    The reporting persons are not considering any plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Wellco or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of Wellco or any of its subsidiaries; (c) any change in Wellco's Board of Directors or management; (d) any material change in the present capitalization or dividend policy of Wellco; (e) any material change in Wellco's business, corporate structure, charter or by-laws; (f) any change which would impede the acquisition of control of Wellco by any person; (g) any class of securities of Wellco to be delisted; (h) Wellco common stock to be eligible to be deregistered under the Securities Exchange Act of l934; or (i) any action similar to those enumerated above.

ITEM 5.  Interest in Securities of the Issuer.

	    (a)Coronet owns directly or through wholly-owned subsidiaries 25,000 shares of common stock of

Wellco. All securities owned by Coronet may also be deemed to be owned beneficially by the other reporting persons.

	    (b)Each of the reporting persons may be deemed to possess both sole power to direct the vote and sole power to direct the disposition of the securities of Rocky Mountain owned by Coronet.

         (c)During the past 60 days, Coronet has made the
following open market purchases of Wellco common
stock:  November 16, 1995 1,000 shares  $16,285
aggregate consideration.

			During the past 60 days, Coronet has made the following private sales of Wellco common shares:
December 29, 1995  510,424 shares  $10,009,415
aggregate consideration

ITEM 6.  Contracts, Arrangements or Understandings with Respect to
	    Securities of the Issuer.

		On December 29, 1995 Wellco Enterprises, Inc. repurchased an aggregate of 5l0,424 shares from Coronet for an aggregate purchase price of $10,009,4l5. Coronet retained 25,000 shares and has given a proxy respecting such shares to Wellco's management.
A copy of the stock purchase agreement is attached hereto as
Exhibit 7(b).

ITEM 7.  Materials to be Filed as Exhibits.

	    (a)  A joint filing undertaking as required by the Rules.

	    (b)  Stock Purchase Agreegement dated December 29, 1995.

                             SIGNATURES

	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 29, 1995


						CORONET INSURANCE COMPANY
                              NORMANDY INSURANCE AGENCY, INC.
						SUNSTATES CORPORATION
     				     WISCONSIN REAL ESTATE INVESTMENT
                               TRUST
                              HICKORY FURNITURE COMPANY
                              TELCO CAPITAL CORPORATION
 					 	RDIS CORPORATION


						By:  /s/ CLYDE WM. ENGLE
          	                    Clyde Wm. Engle
                                   Thereunto duly authorized


                                   /s/ CLYDE WM. ENGLE
						     CLYDE WM. ENGLE

                             SIGNATURES

	After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 29, 1995


						CORONET INSURANCE COMPANY
                              NORMANDY INSURANCE AGENCY, INC.
						SUNSTATES CORPORATION
     				     WISCONSIN REAL ESTATE INVESTMENT
                               TRUST
                              HICKORY FURNITURE COMPANY
                              TELCO CAPITAL CORPORATION
 					 	RDIS CORPORATION


						By:
                		          Clyde Wm. Engle
                                   Thereunto duly authorized




							CLYDE WM. ENGLE